BANCORP OF NEW JERSEY, INC.
204 Main Street
Fort Lee, New Jersey 07024
May 15, 2007
VIA FACSIMILE (202.772.9208) AND EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Financial Services Group
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mark Webb, Branch Chief

Re:	Bancorp of New Jersey, Inc.
Form S-4 filed March 7, 2007, as amended (File No. 333-141124)
Dear Mr. Webb:
     On behalf of Bancorp of New Jersey, Inc. (the “Company”), this letter responds to comments raised by you in your letter dated May 9, 2007, in connection with your review of the above-referenced registration statement. With respect to the specific comments raised in your letter, please note the following.
General
     1. Please unbundled material changes to the holding company charter.
     The adoption of the Plan of Acquisition itself, the approval of the number of authorized shares set forth in the Company’s certificate of incorporation, and the approval of a provision in the Company’s certificate of incorporation providing for a classified board of directors with one-third of the board being elected each year, have been set forth in three separate proposals.
     2. As previously noted, you are not S-3 eligible and cannot incorporate by reference. Consequently, please delete references to material incorporated by reference, e.g., page 4; they are confusing.
     The references to material incorporated by reference have been deleted.
Summary
Plan of Acquisition
     3. Revise the disclosure or advise the staff as to what comprises the 499,121 shares issuable. In this regard, the staff notes on page 6 the disclosure that there are 479,308 warrants outstanding. Page 48 of the Annual report discloses 22,000 options that are exercisable.

     We have revised the referenced disclosure and, where applicable throughout the proxy statement-prospectus, the number of shares of common stock of the Company to be registered, the number of outstanding shares of common stock of Bank of New Jersey (the “Bank”), the number of shares underlying outstanding warrants of the Bank (all of which are exercisable), and the number of shares underlying outstanding options of the Bank. Note that there are 487,890 shares issuable upon exercise of outstanding exercisable options and warrants, comprised of 476,890 shares underlying warrants and 11,000 shares underlying options. The number of shares underlying options has decreased from the amount set forth in the Annual Report due to the exercise of options since December 31, 2006.
     4. The third sentence herein states that all outstanding exercisable options and warrants will be exchanged for shares; however, the first risk on page 6 states the warrants will be assumed, not converted into shares. Please reconcile the two disclosures or advise.
     The referenced third sentence was intended to disclose that to the extent warrants were exercised for shares of the Bank’s class of common stock prior to the consummation of the exchange for shares of the Company’s class of common stock, the shares of the Bank’s class of common stock issued upon such exercise would be exchanged for shares of the Company’s class of common stock. Outstanding warrants that have not been exercised will be assumed. We have clarified the summary of the Plan of Acquisition.
Exhibit 8.1
     5. Either remove the language about your not having an obligation to update the opinion, or redate and refile the opinion when you request effectiveness. This comment also applies to Exhibit 5.1.
     We have refiled the referenced opinions, dated May 15, 2007.
     6. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.
     The opinion has been revised to remove the referenced limitations as to person.
     Finally, in connection with your review of the above-referenced materials, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect thereto; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once again, thank you for your time. Please feel free to call our counsel, Robert B. Murphy, Esq. at 202.220.1454 or Donald R. Readlinger, Esq. at 609.951.4164, should you have any questions or further comments in these regards.
Sincerely,
/s/ Albert F. Buzzetti
Albert F. Buzzetti
President and CEO